UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of October 2014
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated October 13, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  October 14, 2014

Exhibit No.	Description

1.	Press Release dated October 13, 2014

Jinpan International Announces Preliminary Third Quarter 2014 Financial Results and Updates 2014 Guidance

* Expect third quarter 2014 revenue of approximately $62 million and net income of approximately $3.8 million, or $0.23 per share

* Expect Full Year 2014 revenue growth of 0% to 3% and net income growth of 0% to 3%

* Full Year 2014 net income now expected to be in the range of $16.5 million to $17 million, or $0.99 to $1.02 per share

Carlstadt, N.J., October 13, 2014 - Jinpan International Limited (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today announced preliminary financial results for the third quarter ending September 30, 2014, and updated its guidance for the full year 2014.

For the third quarter, revenue is expected to be approximately $62 million and net income is expected to be approximately $3.8 million, or $0.23 per share.

For the full year 2014, revenue is now expected to increase 0% to 3% from the previous year to a range of $226 million and $233 million and net income is expected to increase 0% to 3% to a range of $16.5 million and $17.0 million, or $0.99 to $1.02 per share.  This earnings guidance excludes expenses associated with the proposed going private transaction.  Previous full year guidance was for revenue between $248 million and $260 million and net income between $18.2 million and $19.1 million, or $1.09 and $1.14 per share.

This guidance revision is due to a general slow-down in China’s economy, which has caused delays in some of our customers’ projects.  These delays were pronounced in August and September, which impacted shipments during the third quarter.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan International, stated, “While we have positioned our business to effectively compete within China’s slower growth environment, near-tem uncertainty within the economy has delayed some of our customers’ projects.  We will continue to execute on our strategy by maintaining our focus on quality, diversifying our product line, and targeting growth segments.  We believe our technology and quality advantages will allow us to strengthen our competitive position during these market fluctuations.”

The Company will host a conference call in the middle of November 2014, coincident with the release of its financial results for the third quarter ending September 30, 2014.

About Jinpan International Ltd

Jinpan International Limited (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects.  Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations. Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers.  Jinpan is one of the largest manufacturers of cast resin transformers in China by production capacity.  Jinpan’s four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin. The Company was founded in 1993.  Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey.  For more information, visit www.jinpaninternational.com.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2013 and our subsequent reports on Form 6-K. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Limited: Mark Du Chief Financial Officer (201) 460-8778	At Tobin Tao & Company, Inc.: Mark Tobin (949) 870-9778 jinpan@tobintao.com